SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

__1__

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on May 29, 2008 announcing "ECtel Named as Finalist for Most Prestigious Award in BSS Industry". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

__2__

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//__________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  June 2, 2008

__3__

Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued May 29, 2008

__4__

EXHIBIT 1

ECtel Named as Finalist for Most Prestigious Award in BSS Industry

Revenue Assurance Project with AT&T Mobility Earns ECtel Recognition as World BSS Award Finalist for Best Revenue Assurance/Management Project

LONDON, UK and ROSH HA'AYIN, Israel, May 29, 2008. ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers, announced that it has been chosen as a World BSS Award finalist for its revenue assurance project with AT&T Mobility.

"We are honored to receive this mark of recognition for our unique and innovative revenue assurance solutions and contributions to the industry," said Mr. Itzik Weinstein, President and CEO of ECtel. "The size and scope of the project made this a complex undertaking, however, we are very happy to say that ECtel`s RAP provided AT&T with the most effective tool to solve the revenue assurance challenges it was presented with by today`s market."

The World BSS Awards, launched in 1997, help raise awareness of the significance of billing and information management systems and processes to the communications industry, identifying key trends and rewarding BSS best practice. They are widely regarded as the highest industry recognition of BSS excellence.

The announcement of the winners will be made at the BIMS 2008 Gala Diamond Drinks Party in Amsterdam on the evening of Tuesday, June 10th, 2008.

"As the telecom industry has increased in complexity, new and multifaceted challenges have been created for revenue assurance practitioners - sophisticated networks with new sources and types of data, new value chains and partners, and an abundance of charging plans for services that are being offered in increasingly intricate bundles," said Hugh Roberts, Chairman of the Awards Judging Panel and Consultant Director for IIR`s BSS, OSS & RM events. "Accordingly, the solutions being presented by companies such as ECtel represent many man years of effort and high levels of understanding of service provider requirements. We are delighted to honor them as finalists."

__5__

About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.  A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com.

About BIMS 2008

The Billing and Information Management Systems, the flagship event in IIR's Billing, IT, Customer Care & Revenue Management portfolio of conferences, offers its participants an unparalleled learning experience, plus the opportunity to meet all of the key Billing, IT/IS, Business and Operational Support, Customer Management and Revenue Assurance decision makers under one roof at one time. This year`s event will be held at the Beurs Van Berlage in Central Amsterdam, June 8th - 12th.

For more information, visit www.iir-billingsystems.com.

Company Contacts:

ECtel Ltd.
Michael Neumann, Senior Vice President and CFO
Renée van Oostveen, MarCom Manager
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ectel.com; ir@ectel.com

Media Contacts:

Ruder Finn Israel for ECtel
Matthew Krieger
Tel: +972-544-676-950
Email: matthew@ruderfinn.co.il

Investor Relations Contacts:

GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel:  617 418 3096 \  646 201 9246
Email: info@gkir.com

__6__